FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For the month of June, 2006


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: 06/06/2006

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 06 June 2006
                            HR Contract With Accenture

Exhibit 99



                    UNILEVER AWARDS HR OUTSOURCING CONTRACT

                                  TO ACCENTURE

Unilever today announced that it has awarded its global Human Resources outsourcing contract to Accenture. This follows the announcement in April of an outsourcing contract to Accenture for its European IT operation, and in December last year for its European financial transactional services to IBM.

The Human Resources contract sees Unilever outsourcing the transactional and administrative parts of the function globally. The contract covers transactional, administrative and HR IT systems support for activities such as recruitment and resourcing, reward, training, and performance management.

The outsourcing programme is part of the company's One Unilever initiatives to increase leverage of its scale, improve its marketplace competitiveness, deliver functional excellence, and create a more competitive cost-structure allowing it to focus on its consumers and customers.

Unilever intends to minimise the impact on people by transferring staff to Accenture, early retirement, exploring alternative roles, natural attrition and through voluntary programmes.

Unilever has a great deal of experience of managing change and, as well as dealing with people issues sensitively and professionally, it is committed to working closely with the relevant employee representatives and works councils.

Sandy Ogg, Unilever's chief HR officer, said: "This global outsourcing deal represents a major strategic choice for Unilever. We believe that it is best for our business if we concentrate on our core competencies and transfer what is our back office and make it into someone else's front office. We can also leverage Accenture's capabilities and expertise. This deal allows us to create a simpler, more agile Global HR function to better support Unilever's growth agenda."

John Zealley, managing partner of Accenture's European Consumer Goods & Services Practice, said: "This agreement should help support Unilever as it strives to transform its business.

"By outsourcing functions such as human resources to Accenture, Unilever should benefit from increased efficiencies, decreased costs and greater global standardization."

                                     -ends-

                                  June 6 2006

About Unilever -

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve EUR1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as: Knorr, Hellmann's, Flora, Bertolli, Dove, Lux, Pond's, Lynx, Sunsilk, Persil, Cif and Domestos.

Unilever has around 206,000 employees in approaching 100 countries and generated annual sales of EUR40 billion in 2005. For more information about Unilever and its brands, please visit www.unilever.com.

About Accenture -

Accenture is a global management consulting, technology services and outsourcing company. Committed to delivering innovation, Accenture collaborates with its clients to help them become high-performance businesses and governments.

With deep industry and business process expertise, broad global resources and a proven track record, Accenture can mobilize the right people, skills and technologies to help clients improve their performance. With more than 129,000 people in 48 countries, the company generated net revenues of US$15.55 billion for the fiscal year ended Aug. 31, 2005. Its home page is www.accenture.com.



Contacts

Tim Johns

VP Global Media Relations

Unilever PLC

+44 20 7822 6805

tim.johns@unilever.com



Benedict Payne

Global Media Relations

Accenture

+44 20 7844 0440

benedict.j.payne@accenture.com

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.